UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2012

Commission File Number: 1-32575

Royal Dutch Shell plc ———————————————————————————————————
(Translation of registrant’s name into English)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Gulf of Mexico Oil Sheen Status Update
The Hague, April 12, 2012

Following reports of an oil sheen in the vicinity of the Mars and Ursa production area in the Gulf of Mexico yesterday, a thorough inspection to date of Shell assets reveals operations in the area are normal with no sign of leaks.
 We have also confirmed there are no well control issues associated with our drilling operations in the area.
Shell is continuing to cooperate with federal regulators in their efforts to determine the cause and nature of the sheen, which is estimated to be 6 barrels.

In addition, although we are confident at this time that the sheen did not originate from Shell operations, out of prudent caution we will continue to respond to the sheen.  In that regard, the following actions have taken place:
•         Louisiana Responder, Oil Spill Response Vessel (OSRV) is on station and remains ready to respond
•         Over flights will continue as weather conditions permit
•         Shell has deployed two remote operating vehicles to inspect Shell and non-Shell infrastructure and search for potential naturally-occurring seeps in the area.

Enquiries
Shell Investor Relations
Europe - Tjerk Huysinga: + 31 70 377 3996
United States – Ken Lawrence: +1 713 241 2069

Shell Media Relations
International, UK, European Press: +31 70 377 3600

CAUTIONARY NOTE

The companies in which Royal Dutch Shell plc directly and indirectly owns investments are separate entities. In this release “Shell”, “Shell group” and
“Royal Dutch Shell” are sometimes used for convenience where references are made to Royal Dutch Shell plc and its subsidiaries in general. Likewise, the words
“we”, “us” and “our” are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies. ‘‘Subsidiaries’’,
“Shell subsidiaries” and “Shell companies” as used in this release refer to companies in which Royal Dutch Shell either directly or indirectly has control, by having either a majority of the voting rights or the right to exercise a controlling influence. The companies in which Shell has significant influence but not control are referred to as “associated companies” or “associates” and companies in which Shell has joint control are referred to as “jointly controlled entities”. In this release, associates and jointly controlled entities are also referred to as “equity-accounted investments”. The term “Shell interest” is used for convenience to indicate the direct and/or indirect (for example, through our 23% shareholding in Woodside Petroleum Ltd.) ownership interest held by Shell in a venture, partnership or company, after exclusion of all third-party interest.

This release contains forward-looking statements concerning the financial condition, results of operations and businesses of Royal Dutch Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Royal Dutch Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as
‘‘anticipate’’, ‘‘believe’’, ‘‘could’’, ‘‘estimate’’, ‘‘expect’’, ‘‘intend’’,
‘‘may’’, ‘‘plan’’, ‘‘objectives’’, ‘‘outlook’’, ‘‘probably’’, ‘‘project’’,
‘‘will’’, ‘‘seek’’, ‘‘target’’, ‘‘risks’’, ‘‘goals’’, ‘‘should’’ and similar terms and phrases. There are a number of factors that could affect the future operations of Royal Dutch Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this release, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for the Shell’s products; (c)
currency fluctuations; (d) drilling and production results; (e) reserve estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including potential litigation and regulatory measures as a result of climate changes; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; and (m) changes in trading conditions. All forward-looking statements contained in this release are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional factors that may affect future results are contained in Royal Dutch Shell’s 20-F for the year ended 31 December, 2011
(available at www.shell.com/investor and www.sec.gov ). These factors also should be considered by the reader.  Each forward-looking statement speaks only as of the date of this release, 12 April 2012. Neither Royal Dutch Shell nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this release. There can be no assurance that dividend payments will match or exceed those set out in this release in the future, or that they will be made at all.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc

Date: 12 April 2012	By:	/s/ M.C.M. Brandjes
	Name:	M.C.M. Brandjes
	Title:	Michiel Brandjes